FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

BANCO SANTANDER CENTRAL HISPANO, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Item

1.	Material Fact dated December 17, 2003 regarding an agreement with VidaCaixa, an affiliate of the CaiFor Group (in which La Caixa and Fortis hold a stake) whereby such company will acquire the total capital of Santander Central Hispano Previsión, S.A. de Seguros y Reaseguros.

2.	Material Fact dated December 19, 2003 regarding its subsidiary BSCH Finance Limited (the “Issuer”) redeeming all Series N preference shares of the Issuer.

ITEM 1

MATERIAL FACT

The Santander Group announces that it has reached agreement with VidaCaixa, an affiliate of the CaiFor Group (in which La Caixa and Fortis hold a stake) whereby such company will acquire the total capital of Santander Central Hispano Previsión, S.A. de Seguros y Reaseguros, the Santander Group company engaged in the outsourcing of pension commitments. The operation (which is subject to the obtaining of the necessary authorisations from the “Dirección General de Seguros y Fondos de Pensiones” (Insurance and Pension Fund Board) and the competition authorities), will be undertaken at a price of 160 million euros, creating a capital gain of 2.2 million euros for the Santander Group.

The Santander Group will continue its insurance business activities through Santander Central Hispano Seguros y Reaseguros, S.A.

Madrid, December 17th 2003

ITEM 2

MATERIAL FACT

Banco Santander Central Hispano, S.A. announces that on January 19, 2004 its subsidiary BSCH Finance Limited (the “Issuer”) will redeem all Series N preference shares of the Issuer. The total nominal amount of such Series N preference shares is euros 600,000,000, and the dividend is 6.20%. The holder of each Series N Preference Share will be entitled to receive the redemption price per share of 25.08047608 euros, consisting of its nominal value of euros 25 plus euros 0.08047608 representing an amount equal to dividends accrued up to January 19, 2004

Madrid, December 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 22, 2003	By: /s/ Jose Antonio Alvarez
Name: Jose Antonio Alvarez
Title: Executive Vice President